MATHY CORPORATION
                        2851 S. Parker Road, Suite 720
                           Aurora, Colorado 80014
                       COMMISSION FILE NUMBER 000-24447

                            INFORMATION STATEMENT

                                 PURSUANT TO
                            SECTION 14(f) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 AND
                            RULE 14f-1 THEREUNDER


                                Introduction

     This Statement is being mailed on or about March 11, 1999 to holders of record on March 9, 1999, of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Mathy Corporation, a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about March 23, 1999.

               Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and The Cooper Memphis Group, Inc., a California corporation ("CMG"), the Company has agreed to acquire all of CMG's issued and outstanding shares of common stock (collectively, the "CMG Stock") in exchange for an aggregate of 15,750,000 "restricted" shares of the Company's Common Stock (the "Transaction"). CMG, which has a wholly owned subsidiary "DrivingAmerica.com, Inc.", is a marketer of database information related to automotive marketing under the name "Automotive Consumer Services." The initial database is comprised of new vehicle information, including specifications and dealer vehicle costs, which are sold to consumers in the form of printed vehicle reports. In turn, the consumers who purchase the reports, along with their behavioral characteristics, become the source of a secondary, marketed database of consumer information to several manufacturers of automobiles, local dealer referral programs and affinity groups. CMG is based in Irvine, California.

     CMG intends to expand operations into other logically related and lucrative services related to the acquisition of an automobile. At the same time, it expects to develop Internet technology to facilitate the expansion of the list of services to include other auto-related financial services.

     As of the date of this Information Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of the proposed Transaction, the Company will undertake a forward split of its issued and outstanding common stock whereby 3.5 shares of common stock will be issued in exchange for each share then outstanding, in order to establish the number of issued and outstanding common shares at closing to be 1,750,000. Accordingly, if all of the issued and outstanding shares of CMG Stock are exchanged for the Company's Common Stock, the holders thereof will own 90% of the Company's 17,500,000 shares of Common Stock which would then be issued and outstanding. In addition, as a prior condition to closing, CMG is undertaking a private offering of convertible notes of up to $2,000,000. In order to close, CMG must raise up to $1,000,000, and the Company has agreed to reserve an aggregate of 364,964 additional shares (post forward split) upon conversion of the minimum financing. Any additional shares underlying the conversion will be issued subsequent to closing.

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

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by CMG's management (see "Directors and Executive Officers and Related Transactions"). The Company will also change its fiscal year end from March 31 to December 31, in order to coincide the Company's fiscal year end with that of CMG.

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about March 22, 1999, with the closing to occur shortly thereafter.

                          Reason for Information Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                 Information Relating to the Company's Securities

     As of the date of this report, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership

     Andrew I. Telsey                  325,000                    65%

     Darlene D. Kell                    25,000                     5%

     All Officers and                  350,000                    70%
      Directors as a
      Group (2 persons)
________________________

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

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                                                     Shares of
                                                   Common Stock
                                                 to be owned upon   Approximate
                                                  consummation of     Percent
Name and Address          Offices To Be Held        the Transfer      of Class

Charles M. Davis        CEO/President, Director       8,032,500         45.9%
192 Stonecliff Aisle
Irvine, CA 92614

Aaron Block             Vice President, Director      3,543,750         20.3%
20912 Coventry Lane
Lake Forest, CA 92630

Daryl L. Travis                Director               3,150,000          18%
910 Lake Shore Dr.
Chicago, IL 60611

Joseph A. Spano         Vice President, Director        393,750          2.3%
10 Via Ricasol
#B-404
Irvine, CA 92612

John M. Davis                  Director                 472,500          2.7%
315 Union Ave.
Steubenville, OH 43952

John B. Rock                   Director                 157,500           1%
111 Swallowtail Lane
Okemos MI 48864

All Proposed Directors                               15,750,000          90%
and Officers as a
Group (6 persons)
______________________

     Mr. Charles Davis and John Davis are brothers. No other family relationship exists between the prospective officers and directors of the Company.

                Directors and Executive Officers and Related Transactions

     The Directors and Officers of the Company as of the date of this report are as follows:

                Name                 Age               Position

          Andrew I. Telsey            45          President, Director
          Darlene D. Kell             53          Secretary, Director

Resumes:

     Andrew I. Telsey, President and a director. Mr. Telsey has held his positions with the Company since its inception. From 1984 through the present, Mr. Telsey has been employed by Andrew I. Telsey, P.C., Aurora, Colorado, a professional corporation engaged in the practice of law, emphasizing securities law, mergers, acquisitions and general business matters. This firm is also legal counsel to the Company. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He devotes only such time as necessary to the business of the Company, which is not expected to exceed 20 hours per month.

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
     Darlene D. Kell, Secretary. Ms. Kell has held her position with the Company since March 1996. Since September 1994, Ms. Kell has been employed as a paralegal and office manager for two attorneys located in Aurora, Colorado, including Mr. Telsey. Prior, from October 1993 to August 1994, Ms. Kell was employed as a paralegal/office manager for Wherry & Wherry, P.C., a law firm located in Denver, Colorado. From May 1993 to September 1993, Ms. Kell was self-employed, offering free-lance secretarial, paralegal and bookkeeping services in Denver, Colorado. Prior thereto, from January 1993 through May 1993, Ms. Kell was employed as a paralegal/office manager for A. Thomas Tenenbaum, P.C., Denver, Colorado and with Dihle & Co., P.C., Denver, Colorado, from July 1991 through December 1992. She devotes only such time as necessary to the business of the Company, which is not expected to exceed 10 hours per month.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

                Name                 Age               Position

          Charles M. Davis            41        CEO/President, Director
          Aaron Block                 65        Vice President, Director
          Joseph A. Spano             38        Vice President, Director
          Daryl L. Travis             46               Director
          John M. Davis               37               Director
          John B. Rock                55               Director

Resumes:

     Charles M. Davis is the co-founder of CMG, which was incorporated in 1994 and is currently President, Chairman and CEO of CMG. A description of CMG's business is included in the section above entitled "Background of Transaction and Change in Control." Mr. Davis received a Bachelor of Science degree from the University of Steubenville in 1979. Upon assumption of his positions with the Company, it is expected that Mr. Davis will devote substantially all of his time to the business of the Company.

     Aaron Block is a co-founder of CMG, the founder of DrivingAmerica.com, Inc., a wholly owned subsidiary of CMG, and will become a Vice President and a director of the Company if and when the proposed Transaction is successfully consummated. Since 1994, Mr. Block has been President of MD Information Systems, Inc., a California corporation based in Irvine, CA. MD Information Systems, Inc. designs and develops Internet and intranet web sites. Upon assumption of his positions with the Company, Mr. Block is expected to devote approximately 90% of his business time to the Company.

     Daryl L. Travis will become a director of the Company upon the successful closing of the Transaction. Since 1994, Mr. Travis has been President and CEO of Arian, Lowe & Travis, an advertising agency located in Chicago, Illinois. Upon closing of the proposed Transaction, it is anticipated that Mr. Travis will devote only such time as necessary to the business of the Company, which is not expected to exceed 10% of his business time.

     Joseph A. Spano will become a Vice President and a director of the Company upon closing of the proposed Transaction. Since October 1998, Mr. Spano has been Vice President and Chief Operating Officer of CMG. Prior, from June 1997 through October 1998, Mr. Spano was Chief Financial Officer of Kemper, Lesnik Communications, Inc., Chicago, Illinois, a public relations firm. From October 1994 through June 1997, Mr. Spano was Chief Financial Officer for Keeshin Charter Services, a charter bus company located in Chicago, Illinois. Mr. Spano received a Bachelor of Science degree in Education from the University of Illinois in 1982 and a Masters degree in finance from Depaul University in 1984. Upon closing of

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

the proposed Transaction, Mr. Spano is expected to devote substantially all of his business time to the Company.

     John M. Davis will become a director of the Company upon closing of the proposed Transaction. Since 1994, Mr. Davis has been Vice President of CJ's Restaurant, Steubenville, Ohio, a full service restaurant. Mr. Davis received a Bachelor of Science degree from the University of Steubenville in 1983.
Upon closing of the proposed Transaction, it is expected that Mr. Davis will devote only such time as necessary to the business of the Company, which is not expected to exceed 10% of his business time.

     John B. Rock will become a director of the Company upon closing of the proposed Transaction, as well as Chairman of the Company's Board of Directors. Mr. Rock retired in January 1995. Prior, from January 1994 through December 1995, Mr. Rock was Vice President of Oldsmobile, a division of General Motors, as well as a Vice President of General Motors, Lansing, Michigan. Mr. Rock received a B.A. Degree in Psychology from Minnesota University in 1960. Upon closing of the proposed Transaction, it is expected that Mr. Rock will devote only such time as necessary to the business of the Company, which is not expected to exceed 10% of his business time.

Compensation

     During the last fiscal year, Mr. Charles M. Davis drew $150,000 in salaries or other compensation. It is anticipated that Mr. Charles M. Davis will draw a salary of $150,000 per year following the closing of the Transaction proposed herein. No other member of prospective management is expected to receive aggregate compensation in excess of $100,000 during the next fiscal year of the Company.

     CMG may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this Information Statement, no such plans have been adopted by the Company or CMG.

Related Party Transactions

     Since inception of CMG, Mr. Charles Davis, CEO, President and a director of the Company, has loaned CMG $500,000. This loan is due upon demand and draws interest at the rate of 8% per annum. In addition, Mr. Travis has loaned CMG $300,000, which loan is also due upon demand and accrues interest at the rate of 8% per annum. Mr. John Davis has loaned CMG the principal amount of $15,000, which is also due upon demand and accrues interest at the rate of 8% per annum.

     As of the date hereof, no other related party transactions exist between CMG and its present directors, officers, 5% or greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has two Directors. During the fiscal year ended March 31, 1998, the Directors held one meeting of the Board of Directors.

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
              Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended March 31, 1998, or subsequent thereto. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1998 fiscal year, or subsequent thereto.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

                      Section 16(a) Beneficial Ownership
                             Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  March 11, 1999.

                                MATHY CORPORATION

                                s/Andrew I. Telsey

                                Andrew I. Telsey, President






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